Campbell Mithun Tower 222 South Ninth Street Suite 2000 Minneapolis, MN 55402-3338 Tel (612) 607-7000 Fax (612) 607-7100 www.foxrothschild.com

November 28, 2018

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Franklin Wyman, Angela Connell, Irene Paik and Mary Beth Breslin

Re:	DiaMedica Therapeutics Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 27, 2018 File No. 333-228313

Ladies and Gentlemen:

This letter is submitted on behalf of DiaMedica Therapeutics Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on November 27, 2018 (“Form S-1”), as set forth in the Staff’s letter dated November 27, 2018 to Rick Pauls, Chief Executive Officer (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to Form S-1 (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in Amendment No. 3.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 3.

U.S. Securities and Exchange Commission November 28, 2018 Page 2

In addition to submitting this letter via EDGAR, we are sending via Federal Express three (3) copies of each of this letter and Amendment No. 3 (marked to show changes from the Form S-1).

Amendment No. 2 to Registration Statement on Form S-1 filed November 27, 2018

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please explain why this report does not address the share consolidation effective November 15, 2018, whereby all share and per share amounts were retroactively restated.

RESPONSE: The Report of Independent Registered Public Accounting Firm has been revised to add a more recent date with respect to the effects of the share consolidation as disclosed in Note 1.

Notes to Condensed Consolidated Financial Statements

12. License and Collaboration Agreement with Related Party, page F-34

2.

You disclose that under the Ahon Pharma license and collaboration agreement you are entitled to receive a non-refundable upfront payment of $5.0 million; however, it appears that you have only received $500,000 of this amount and the remaining $4.5 million is due upon "regulatory clearance to initiate a clinical trial in China." It would appear that the $4.5 million payment is more akin to a milestone payment and therefore it is unclear why you would characterize it as part of the overall non-refundable upfront payment. Please revise to clarify. Please also disclose how this $4.5 million payment and other milestone payments were considered in determining your transaction price and the extent to which such variable consideration was constrained.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in Note 12 to the Financial Statements and elsewhere as appropriate in Amendment No. 3 to clarify that only the initial non-refundable upfront payment of $500,000 was recognizable as revenue. The $4.5 million payment is only payable upon the occurrence of an at risk performance milestone, specifically regulatory clearance to initiate a clinical trial in China, and as such, does not meet the criteria for revenue recognition since it was determined to be fully constrained using the most likely amount method. The remaining milestones are similarly constrained by additional regulatory approvals or the attainment of cumulative sales levels. Supplementally, the Company advises the Staff that the Company considered the guidance in Accounting Standards Codification (“ASC”) 606-10-32-5 through 9 and ASC 606-10-32-11 through 13 to determine the measurement of the arrangement consideration related to the license of its intellectual property. Upon execution of the agreement, the Company determined that the upfront payment of $500,000 constituted the consideration to be allocated to the execution of the agreement. The future potential milestone amounts were not included in the transaction price, as they were all determined to be fully constrained following the concepts of ASC 606. Additionally, the Company expects that any consideration related to royalties and sales-based milestones will be recognized wholly when the subsequent sales occur (based on the concepts in ASC 606-10-55-65 through 65B).

U.S. Securities and Exchange Commission November 28, 2018 Page 3

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (612) 607-7287 with any questions or comments regarding this correspondence.

Very truly yours,

Amy E. Culbert

cc:	Rick Pauls, President and Chief Executive Officer of the Company Scott Kellen, Chief Financial Officer of the Company